Mail Stop 0308

      April 12, 2005

VIA U.S. MAIL AND FACSIMILE

Mr. Brett D. Heffes
Chief Financial Officer and Treasurer
Winmark Corporation
4200 Dahlberg Drive, Suite 100
Minneapolis, MN 55422

	RE:	Form 10-K for the Year Ended December 25, 2004
      File No. 0-22012

Dear Mr. Heffes:

		We have reviewed your filing and have the following comments which should be complied with in future filings. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 25, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your future filings.

Item1:  Business
Franchise Operations, page 3

2. It appears that you report royalties, merchandise sales, franchise fees and other revenues for each of your brands in the financial information used to produce your general-purpose financial statements. If so, please disclose for each of the last three fiscal years the amount or percentage of total revenue contributed by each of your franchised brands that accounted for more than 10% of your consolidated revenues in any of the past three years. Please refer to Item 101(c)(i) of Regulation S-K. If not, please provide to us a brief description of the discrete financial information that is available for each of your brands.

3. We note that you began franchising in Canada in 1991 and had 70 franchised stores open in Canada as of the end of 2004. However, you disclose that you generate all of your revenues from United States operations other than 2004 franchising revenues from Canadian operations of approximately $1.8 million. Please confirm to us that your Canadian franchise operations did not generate franchising revenues prior to 2004. If you generated franchise revenues from Canadian operations in 2003 and 2002, please revise to disclose the amount of franchise revenues from Canadian franchises for those fiscal years.

Item 6:  Selected Financial Data, page 14

4. Please briefly describe, or cross-reference to a discussion of, business combinations and other factors, such as nonrecurring charges, that materially affect the comparability of the information for the periods presented. See Instruction 2 of Item 301 of Regulation S-K.

Item7:  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations
Overview, page 15

5. Please disclose the types of expenses that you include in the cost of merchandise sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, disclose how you classify buying and occupancy costs of your retail operations. Tell us whether inventory costs and the cost of merchandise sold line item include inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs. If you currently exclude a portion of these costs from cost of sales or exclude shipping and handling costs and other costs of your distribution network from cost of sales, please disclose:
* the line items that the excluded costs are included in and the amounts included in each line item for each period presented, and
* that your gross margins may not be comparable to those of other entities, since some entities include fulfillment costs and costs related to their distribution network in cost of merchandise sold.

Results of Operations, page 16
General

6. In circumstances where you describe more than one reason for a significant change between periods in key financial data or indicators, please quantify the incremental impact of each individual item on the overall change. For example, in your discussion of cost of merchandise sold, please quantify the reduction in cost of merchandise sold as a result of the closure of Music Go Round(r) stores in 2004 and the increase in inventory discounts in 2002, and in your discussion of selling, general and administrative expenses for fiscal year 2003 versus 2002, please quantify the changes in depreciation, office supplies and outside services, advertising and stock compensation expense. Please also provide an analysis and discussion of the underlying business reasons for each of the changes you identify. In addition, in circumstances where changes in the items included in a line item that you identify and quantify do not explain the majority of the change in the line item, please identify and quantify, and provide an analysis of, the other items that comprise the change. For example, in your discussion of selling, general and administrative expenses for 2004 compared to 2003, please identify and provide an analysis of the significant factors that accounted for the remaining decrease. Further, please provide an analysis of changes in key financial data or indicators for each year presented. For example, please include a discussion of changes in gain on sale of marketable securities and interest and other income for 2003 as compared to 2002.

Revenue, page 16
Royalties and Franchise Fees, page 16

7. Please quantify royalties and franchise fees from each of your brands for the years presented and provide an analysis of trends that have or are reasonably likely to have a material affect on your results of operations. For example, please provide an analysis and discussion of your plan to slow down and ultimately reverse the declining trend in the number of your Play It Again Sports Franchises(r). Please also provide an analysis and discussion of the underlying reasons for the changes in each revenue category for the years presented, including system-wide sales of franchises, the number of franchises opened and renewed and the number of franchise stores closed or sold with quantification of impacts on your revenues where possible. Please refer to SEC Release No. 33-8350 and Item 303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 18

8. Please provide an analysis of the trends and variability in your cash flows for each of the periods presented. In doing so, provide an analysis of cash flows from:
* operating activities for 2003 and 2002 including a discussion of the trend in cash flows generated by operations and the reasons for the variability in accounts receivable, inventories, accounts payable and other assets and liabilities to the extent necessary for investors to ascertain the likelihood that past performance is indicative of future performance; and
* financing activities for 2002 including a discussion of the variability in proceeds from equity transactions and their importance to cash flows for the periods presented.
Please also include a discussion and analysis of cash flows related to your marketable securities and the uncertainties related to cash flows of your leasing operations. Please refer to SEC Release No. 33-8350.

Critical Accounting Policies, page 19

9. Please provide a more insightful, quantified analysis about the uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements. For example, you cite royalty revenue accruals and accounts and notes receivable collectability as critical accounting policies, yet it is not clear why they are critical accounting policies and what the effect of a significant change in estimate would have on your financial statements. In addition, discuss to the extent material, how accurate your estimates and assumptions have been in the past and whether the estimates are reasonably likely to change in the future.
Please refer to SEC Release No. 33-8350.

Item 8:  Financial Statements and Supplementary Data
General

10. We note that your investments exceed 40% of your consolidated assets. Please explain to us whether Winmark Corporation is an investment company under Section 3(a)(1)(C) of the Investment Company
Act of 1940 and how you made the determination. Please tell us the value of "investment securities" as defined in Section 3(a)(2) of the
Investment Company Act and the amounts of total assets for each entity included in your consolidated financial statements on an unconsolidated basis as of December 25, 2004. If Winmark is an investment company under Section 3(a)(1)(C), please explain to us how
Winmark is in compliance with the Investment Company Act. For example, please explain in detail whether Winmark can rely on Rule 3a-1 of the Investment Company Act.

Consolidated Statements of Cash Flows, page 28

11. You disclose that marketable securities include fixed income securities with maturities in excess of three months. Please tell us why it is appropriate to report purchases and proceeds on sale of marketable securities on a net basis. Please refer to paragraph 13 of SFAS 95. If you are netting cash receipts and disbursements related to the sale and purchase of investments that do not qualify for net reporting, please revise to separately disclose those receipts and disbursements in cash flows from investing activities.
See paragraphs 16 and 17 of SFAS 95.


Consolidated Statements of Shareholders` Equity and Comprehensive
Income, page 27

12. Please disclose reclassification adjustments and the amounts of
income tax expense or benefit allocated to other comprehensive income, including reclassification adjustments, either on the face or in the notes to your financial statements.  See paragraphs 20 and
25
of SFAS 130.

Notes to the Consolidated Financial Statements, page 29
General

13. Please disclose depreciation expense for each period presented as required by paragraph 5 of APB 12. You may do so in the statements of cash flows to the extent you separately state amortization expense.

14. We note that you have not disclosed information about operating segments as required by SFAS 131. Please tell us the operating segments you have identified in accordance with paragraphs 10-15 of
SFAS 131 and how you have aggregated your operating segments into reportable segments. In that regard, please tell us if you identified your franchise business and leasing business as operating segments, and if not, why. If so, please tell us why the franchise segment is not reported separately as required by paragraph 18 of SFAS 131, or why the franchise and leasing segments meet the aggregation criteria in paragraph 17 of SFAS 131. In future filings, please disclose the factors used to identify reportable segments and provide the segment information, disclosures and reconciliations required by SFAS 131.

Investments, page 30

15. Please disclose the basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings is determined. See paragraph 21(b) of SFAS 115.

Note 3:  Investments, page 32

16. Please disclose total gains for securities with net gains and total losses for securities with net losses in accumulated other comprehensive income as required by paragraph 19 of SFAS 115.

17. It appears that your equity method investees meet the criteria in
Rule 1-02(w) of Regulation S-X for a significant subsidiary on an aggregated basis. Please provide the summarized financial information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X on group basis. See Rule
4-08(g)(1)(ii) of Regulation S-X and paragraph 20(d) of APB 18.

18. Please tell us whether you estimated the fair of your cost method
investment in Tomsten.  If so, please disclose the fair value of the
investment and the method and significant assumptions used to estimate its fair value. Please refer to paragraph 10 of SFAS 107.
Please also tell us the results of your impairment evaluation as of
the end of 2004. If you do not estimate the fair value of your investment in Tomsten, please disclose, if true, that there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment, and disclose the reasons why it is not practicable to estimate its fair
value.  Please see paragraphs 14 and 15 of SFAS 107 and paragraph
22
of EITF 03-1. In addition, please tell us the factors you considered in determining that your cost method investments are not impaired or not other-than-temporarily impaired. See paragraph 6 of APB 18 and paragraph 16 of SFAS 115.

Note 4.  Receivables, page 34

19. Please disclose your provision for doubtful accounts and notes as required by Rule 5-03(b)(5) of Regulation S-X. Please also disclose the information required by Rule 12-09 of Regulation S-X with respect to your allowance for doubtful accounts receivable either in the notes to your financial statements or in Schedule II. See Rule 5-04(a)(2) of Regulation S-X. If you file Schedule II, please include an opinion from your independent accountants covering the schedule.

Item 9A:  Controls and Procedures, page 42

20. You are required to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. See Item 307 of Regulation
S-K. Disclosing that your disclosure controls and procedures are adequately designed to ensure that information required to be disclosed by you in the reports you file or submit under the Exchange
Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rule and form does not comply with Item 307 of Regulation S-K. Please confirm to us that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Please also revise your future filings to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Item 10:  Directors and Executive Officers of the Registrant, page
43

21. Please include the information required by Item 401(h) of Regulation S-K or incorporate by reference the caption in your Proxy
Statement that includes the information. We note that the section of your Proxy Statement entitled "Executive Officers and Key Personnel" that you incorporated by reference does not agree to the title of the section in the Proxy Statement that contains the required information. Regulation 12(b)-23(b) of the Exchange Act requires material incorporated by reference to be clearly identified. Please revise.

Item 11:  Executive Compensation, page 43

22. Please include the information required by Items 402(g) and
(j)
of Regulation S-K or incorporate by reference the caption in your Proxy Statement that includes the information.

Signatures

23. The report must be signed by your principal executive officer, your principal financial officer, your controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Please file an amendment containing the signature of your controller or principal accounting officer. See General Instruction D to Form 10-K.

*	*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Bill Thompson at (202) 942-1935, or in his absence, to the undersigned at (202) 942-2823.

							Sincerely,



								Mike Moran
								Accounting Branch Chief
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April 15, 2005
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